Exhibit 99.2

Certificate of Qualified Person

I, Yann Camus, do hereby certify that:

a)	I am project engineer with SGS Canada Inc. - Geostat with an office at 10 Blvd de la Seigneurie East, Suite 203, Blainville, Quebec, Canada, J7C 3V5;
b)	This certificate applies to the report entitled “NI 43-101 Resource Update, Palmilla deposit, Rio Belencillo Concession, Colon province, Panama” dated October 29, 2013
c)

I am a graduate from École Polytechnique de Montréal in 2000. I am an engineer and a registered member of the Ordre des Ingénieurs du Quebec (#125443). I have worked as a geological engineer continuously since my graduation from university. My technical expertise includes resources evaluation. I have been involved in several resource, pre- feasibility and feasibility studies as well as preliminary economic assessments. I have participated in worldwide projects in rare and base metals, rare earths, iron, bauxite and industrial minerals, including hard rock, detritic and oxidized environments. I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

d)	I have visited the Property on September 18 to 21 of 2013 to meet technical personnel, to gather independent samples, to verify drill holes locations and inspect the area;
e)	I am responsible for the entirety of the Report;
f)	I am independent of the issuer as described in section 1.5 of Regulation NI 43-101.
g)	I have never been involved previously on work related to the mineral property subject of the Report;
h)	I have read Regulation NI 43-101 and the Report and certify that the Report has been prepared in compliance with the Regulation.
i)

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading;

Blainville, October 29, 2013

Original Signed and Sealed
Yann Camus, Eng.
OIQ # 125443